

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

February 13, 2013

VIA E-Mail
Mr. Jon W. Clark
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, New York 10170

>   **Re: Gramercy Capital Corporation**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed on March 15, 2012**
>   **File No. 001-32248**

Dear Mr. Jon W. Clark:

　　We have reviewed your response letter dated January 30, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Consolidated Balance Sheets, pages 100 – 101

1.   We note you have separately presented your balance sheet line items between balances attributed to your variable interest entities and balances that are not, without providing a consolidated total for the balance sheet line items. This presentation is inconsistent with the requirements outlined within Rule 5-02 of Regulation S-X which requires the presentation of the balance sheet line items on a consolidated basis. Please revise your presentation in future periodic filings to conform to Rule 5-02 of Regulation S-X. Please note that your presentation of balances attributed to your variable interest entities is still required under the guidance outlined in paragraph 810-10-45-25 of the Accounting Standards Codification (ASC). Some acceptable formats include a separate schedule at

the bottom of your consolidated balance sheet or parenthetically for each impacted financial statement line item.

Note 2 – Significant Accounting Policies

Commercial Mortgage-Backed Securities, pages 114 - 115

2.   Please tell us and expand your disclosures to discuss in detail your accounting policy for determining how your CMBS portfolio meets the criteria to be accounted for under ASC Topic 320-10 versus 325-40.   Your expanded disclosures, and response, should address the following:
- Evaluation process for CMBS purchased at par versus at a substantial discount
- Use of ratings in determining the appropriate accounting and methodology for determining the final ratings utilized when multiple ratings are available.   Please note that we believe CMBS with a rating below AA at acquisition should be accounted for under the guidance outlined in ASC Topic 325-40.
- For CMBS with split ratings (i.e. one below AA and others above AA), please describe the analysis (i.e. highest, lowest, average, or most recent) performed in determining the appropriate rating.   Your response should address split rating scenarios where you defer to a higher rating.   In these situations, please describe the rationale and factors considered in determining that the higher rating is more appropriate.

3.   Further to our above comment, Please clarify whether you account for all CMBS with a rating below AA under the guidance outlined ASC Topic 325-40.   To the extent you do not, please summarize the effect of accounting under ASC Topic 325-40 for all CMBS with a rating below AA or split ratings including a rating below AA, contrast to actual results presented with your current annual report, and highlight any differences.

Note 3 – Loans and Other Lending Investments, pages 126 – 135

4.   Please tell us and expand your disclosures to also present a table with a breakdown of your CMBS portfolio to include the following information.   The categorization determination date for this table is the date of acquisition.
- Amount purchased at or near par
- Amount purchased at a substantial discount broken down by rating (i.e. AA or above, below AA, or split rating).   For split ratings, please summarize the ratings category break down (e.g. an individual CMBS had one rating of AA and one rating of AAA, B+, etc.).

5.   Please tell us the amount of any write downs that relate to CMBS portfolio with at least one rating below AA at acquisition date or purchased at a substantial discount.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2012

Note 3 – Loans, Other Lending Investments and Commercial Mortgage-Backed Securities, page 19

6.   We have considered your response to our prior comment 2 and your representation that the company had no intent to sell its CDO investments as of September 30, 2012. Please reconcile these statements with the statements made in your presentation materials filed on Form 8-K on September 27, 2012 and your third quarter earnings call which seem to indicate an intent to sell these assets. Additionally, we note that the company sold certain interests in these CDO assets in January 2013. Please provide us with more details surrounding the sale including a summary of the significant terms, a timeline of negotiations with the purchaser, and any significant accounting conclusions reached by the company including but not limited to any decisions related to the other than temporary impairment of the assets.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have any questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz Jr.

                                        Robert F. Telewicz Jr.
                                        Senior Staff Accountant